UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tennessee Commerce Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.50 Par Value
(Title of Class of Securities)

88043P108
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X ] Rule 13d-1(c)
[ ] Rule 13d-l (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88043P108

1. NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Michael R. Sapp

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[X ]
(b)[ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.

	5. SOLE VOTING POWER	230,088*
Number of
Shares
Beneficially	6. SHARED VOTING POWER	0
Owned by
Each Reporting
Person With	7. SOLE DISPOSITIVE POWER	230,088*

	8. SHARED DISPOSITIVE POWER	0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
230,088*

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN [ ]
SHARES (SEE INSTRUCTIONS)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Mr. Sapp owns 69,216 shares directly and has the right to 160,872 in exercisable stock options. 21,000 shares are owned by his mother and father collectively.

Item 1.

(a)	Name of Issuer:

Tennessee Commerce Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

381 Mallory Station Rd., Suite 207
Franklin, TN 37067
Item 2.

(a)	Name of Persons Filing:

Michael R. Sapp

(b)	Address of Principal Business Office or, if none, Residence:

381 Mallory Station Rd., Suite 207
Franklin, TN 37067

(c) Citizenship:

Michael R. Sapp is a citizen of the U.S.A.

(d) Title of Class of Securities:

Common Stock, $0.50 Par Value

(e) CUSIP Number:

88043P108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-l(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

  (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

  (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with Rule l3d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule l3d-1(b)(l)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule l3d-l(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each filer

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

By:	/s/Michael R. Sapp
Name:	Michael R. Sapp